Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group, Inc. (“thinkorswim”).

TD AMERITRADE Institutional, Division of TD AMERITRADE, Inc., member FINRA/SIPC. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP Company, Inc. and The Toronto-Dominion Bank. (c) 2008 TD AMERITRADE IP Company, Inc. All rights reserved. Used with permission. PRESENTATION TITLE TO GO HERE Subhead for placement only TD AMERITRADE Institutional, Division of TD AMERITRADE, Inc., member FINRA/SIPC. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP Company, Inc. and The Toronto-Dominion Bank. (c) 2009 TD AMERITRADE IP Company, Inc. All rights reserved. Used with permission. Fred Tomczyk CEO, TD Ameritrade

Safe Harbor This document contains forward-looking statements within the meaning of the federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws. In particular, any projections regarding our future revenues, expenses, earnings, capital expenditures, effective tax rates, client trading activity, benefits of the proposed acquisition of thinkorswim, accounts or stock price, as well as the assumptions on which such expectations are based, are forward-looking statements. These statements reflect only our current expectations and are not guarantees of future performance or results. These statements involve risks, uncertainties and assumptions that could cause actual results or performance to differ materially from those contained in the forward-looking statements. These risks, uncertainties and assumptions include general economic and political conditions, interest rates, market fluctuations and changes in client trading activity, increased competition, systems failures and capacity constraints, ability to service debt obligations, ability to obtain regulatory and shareholder approval for the proposed acquisition of thinkorswim and thereafter realize the expected benefits from the thinkorswim acquisition, regulatory and legal matters and uncertainties and other risk factors described in our latest Annual Report on Form 10-K, filed with the SEC on Nov. 26, 2008. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It In connection with the proposed acquisition of thinkorswim Group Inc., TD AMERITRADE plans to file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus of thinkorswim Group Inc. thinkorswim and TD AMERITRADE each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to shareholders of thinkorswim. INVESTORS AND SECURITY HOLDERS OF THINKORSWIM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by TD AMERITRADE and thinkorswim through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363. Participants in the thinkorswim Acquisition TD AMERITRADE and thinkorswim, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the Proxy Statement/Prospectus described above. Additional information regarding TD AMERITRADE's directors and executive officers is contained in TD AMERITRADE's proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on January 6, 2009. Additional information regarding thinkorswim's directors and executive officers is contained in thinkorswim's proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on or about April 29, 2008. These documents are available free of charge at the SEC's Web site at www.sec.gov and from TD AMERITRADE by contacting TD AMERITRADE Investor Relations at www.amtd.com under the Investor Relations heading, or by mail at TD AMERITRADE Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by telephone at (800) 237-8692 or from thinkorswim by contacting thinkorswim Investor Relations at www.thinkorswim.com under the Investor Relations heading, or by mail at thinkorswim Group Inc., Investor Relations, 13947 Minuteman Drive, Draper, UT 84020, or by telephone at (612) 201-2363.

Strong Performance and Balance Sheet FY'08 - Record Earnings Strong Dec Q in difficult market Strong balance sheet and cash position No US real estate credit risk $1.3B in Cash, 1.4B debt, $1.4 EBITDA No dividend - Minimal ongoing share repurchase Well positioned to be opportunistic

Trading Investing Advice Approach to Serving the Individual Investor Multi-Channel Delivery Web Phone Branch RIA's Full range of trading products, tools, and information; planning services; investment and cash management products Products Client Needs

Fastest growing online broker Industry-leading trading platform State-of-the-art education programs #1 in equity trades, #1 in option trades Advances trading strategy by several years Long-term - leverage products and education Source: Based upon the reports filed publicly by TD AMERITRADE, E*Trade, Schwab, optionsXpress, Fidelity and thinkorswim for the 12 months ended Sept. 30, 2008. *

Managing Through the Cycle Strong business fundamentals Core strategy unchanged Asset-gathering #1 Trades Multi-channel strategy Financial strength, stability and flexibility

Committed to RIAs Fastest growth in wealth management Customized advice for HNW Continued investment in service and technology Advocacy support Dislocation creates opportunity Together, managing to the other side of the cycle